

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via E-Mail
Mr. Jason McDiarmid
President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Essential Innovations Technology Corp.
3F Shun Feng, International Centre, 182 Queens Road East
Hong Kong, SAR, China

  Re: Essential Innovations Technology Corp.
     Registration Statement on Form S-1
     Filed September 26, 2012
     File No. 333-184116

Dear Mr. McDiarmid:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the amount and nature of your current assets and operations, it appears that Essential Innovations Technology Corp. is a shell company, as defined in Rule 405 of Securities Act of 1933. Please note our position that the resale of shares of a shell company constitutes an indirect primary offering by the issuer. This position is based on SEC Release No. 33-8869 (2007), which makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. Please also see Rule 144(i). Therefore, we ask that you revise your cover page, plan of distribution and other disclosures throughout the prospectus to:

   - State that you are a shell company,

   - Indicate that the selling shareholders "are underwriters", and

   - Fix the offering price for the duration of the offering.

2. We note that since inception you have had minimal operations, no sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C. Otherwise, please explain why Rule 419 does not apply to this offering.

Prospectus Cover Page

3. Please revise your disclosure to include the selling stockholders' anticipated net proceeds from the offering on an aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 6

Prospective investors are urged to read this prospectus . . . , page 6

4. We note disclosure in the first paragraph that you acquired the intellectual property. Please revise to disclose, if true, that you acquired the exclusive rights to the intellectual property from Vortex Energy Research Inc., a company controlled by the father of your sole officer and director and that such company retains the ownership of the intellectual property. Also, please revise to disclose the stock and options issued and further payments due to Vortex Energy Research Inc. as consideration for the acquisition of these rights.

5. Please include the telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

Risk Factors, page 9

6. Please include risk factor disclosures regarding your proposed operations in China. For example, you should discuss the potential impact of Chinese regulations applicable to foreign companies operating in China in general and specifically to the laws and regulations applicable to foreign invested companies, failure to comply with U.S. and Chinese import and export laws, if applicable, and the potential impact of the Chinese government's control of currency conversion and restrictions on dividends and your ability to transfer funds out of China.

Determination of Offering Price, page 15

7. Please describe the factors used to determine the fixed offering price at which selling shareholders must sell their shares. See Item 505(a) of Regulation S-K.

Selling Security Holders, page 15

8. Please disclose in greater detail the nature of the consulting services received by the company in exchange for the shares issued in October 15, 2011 and January 15, 2012.

Business Description, page 23

9. Please disclose that you are a development stage company with no revenues, you have net losses and you have not yet commenced the sales, manufacturing or the production of any products. Also, we note disclosure that you will focus on the desalination capabilities of the technology for Technology A and the mechanical heating and transport of fluids for Technology B. Please describe in clear, concise, non-technical language the business in which you are engaged or intend to engage. Your current disclosure does not provide sufficient information for the reader to understand your intended business, including your potential products and your target customers.

Competitive Business Conditions, page 25

10. We note disclosure that you intend to discuss joint venture or partnership possibilities with potential candidates and you have engaged the efforts of third-party sources in various global markets. Please disclose whether you have identified joint venture and partnership candidates, describe in greater detail the role of the third-party sources and your plans to establish multiple pilot project sites for the different technologies.

Legal Proceedings, page 27

11. Please disclose the relief sought in the November 14, 2007 legal proceeding.

Management's Discussion and Analysis, page 30

12. Please discuss in reasonable detail the specific steps you must take to become operational, and the anticipated timeline for taking these steps.

Involvement in Certain Legal Proceedings, page 36

13. Please confirm to us that your sole director and officer "has" been involved in the proceedings outlined in the registration statement.

Other Directorships, page 37

14. Please revise to clearly disclose whether your sole director holds any other directorships.

Conflicts of Interest, page 37

15. Please disclose whether your sole officer and director works on your business full time and if not, the percentage of time he spends on your business. If your sole officer and director does not devote his full time to your business, please include a separate risk factor disclosing that your sole officer and director does not devote his full time to your business. Also, please include a risk factor regarding the conflicts of interest of your sole officer and director as well as other entities to which he may owe a fiduciary duty.

Certain Relationships and Related Party Transactions, page 40

16. Please revise to include the royalty payments disclosed in Note 2 on page F-22.

Recent Sales of Unregistered Securities, page 43

17. We note disclosure that the shares were issued with a Rule 144 restrictive legend. Please be advised that to the extent that the shares being offered by the selling stockholders constitute shares issued by a shell company, your disclosure must be revised to discuss the restrictions imposed upon resales pursuant to Rule 144 that apply if the company is classified as a shell company. Refer to Rule 144(i).

Exhibits

18. We note disclosure in Note 3 that you owe $491,299 to a secured lender. Please file your agreement with this lender with your next amendment.

Signatures, page 48

19. Please include the city and state pursuant to the Form S-1 instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Jason McDiarmid
Essential Innovations Technology Corp.
October 19, 2012
Page 5

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        William L. Macdonald